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WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2010	bazoff@luselaw.com

July 22, 2021

Eric Envall, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	Orange County Bancorp, Inc.
Registration No. 333-257781
Registration Statement on Form S-1

Dear Mr. Envall:

On behalf of Orange County Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated July 21, 2021, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a “Recent Developments” section has been added to the Amended S-1.

Form S-1 filed July 9, 2021

General

1.        We note that you have registered $1 million worth of common stock. Please confirm that this is a bona fide estimate of the maximum offering price of your offering. Refer to Rule 457(a) of the Securities Act.

Response: The Amended S-1 has been updated to register $30.0 million worth of common stock. The Company confirms this revised amount is a bona fide estimate of the maximum offering price of the offering.

Principal and Selling Stockholders, page 126

2.        We note your response to comment 5 and revised disclosure on page 127. However, it is unclear why footnote 17 continues to state that Banc Fund IX LP has sole voting and investment power over 207,649 shares and Banc Fund VIII LP has sole voting and investment power over 35,532 shares. Please revise or advise.

Eric Envall, Staff Attorney
July 22, 2021

Response: Footnote 17 has been revised on page 130 of the prospectus to disclose the member’s voting and investment authority over the shares held by both individual funds. The Company confirmed the ownership structure with the applicable stockholders.

*   *   *   *   *

We believe the foregoing is responsive to the staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Jeffrey Cardone at (202) 274-2033.

Very truly yours,

/s/ Benjamin Azoff

Benjamin Azoff

cc:	David Linn, Securities and Exchange Commission
William Schroeder, Securities and Exchange Commission
Michael Volley, Securities and Exchange Commission
Jeffrey Cardone, Esq.
Michael J. Gilfeather, President and Chief Executive Officer